Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Year ended December 31,
	2008	2007	2006	2005	2004
Consolidated earnings (loss)	$129,532	$135,075	$(18,851)	$(5,192)	$68,612
Consolidated fixed charges	127,714	107,570	90,736	74,499	63,431

Ratio of consolidated earnings to fixed charges	1.0x	1.3x	N/M	N/M	1.1x

Deficiency	—	—	109,587	79,691	—

Calculation of consolidated earnings (loss):
Consolidated income (loss) from continuing operations before income tax	$1,818	$27,505	$(109,587)	$(79,691)	$5,181
Consolidated fixed charges	127,714	107,570	90,736	74,499	63,431

Consolidated earnings (loss)	$129,532	$135,075	$(18,851)	$(5,192)	$68,612

Calculation of fixed charges:
Interest expense	$6,070	$6,335	$3,791	$3,045	$882
Estimated interest component of rent expense	121,377	100,768	86,372	70,867	62,260
Amortization of debt discounts / premium	34	49	191	193	—
Amortization of capitalized deferred finance costs	233	418	382	394	289

Fixed charges	$127,714	$107,570	$90,736	$74,499	$63,431